UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022945

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Amendment

SEC FILE NUMBER
8- 52294

8/9/02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Round 1 USA, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Summit Road
(No. and Street)

Walnut Creek (City) California (State) 94598 (Zip Code)

RECEIVED AUG 0 5 2002 WASH, D.C. 165 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Jordan L, Loewer (925) 937-5238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schonbraun, Safris, McCann, Bekritsky & Co., LLC
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 1 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHONBRAUN SAFRIS McCANN BEKRITSKY & CO., L.L.C.

Business Advisors/Certified Public Accountants

26 East 64th Street
New York, NY 10021
(212) 840-7383

101 Eisenhower Parkway
Roseland, New Jersey 07068
(973) 364-0400
Fax: (973) 364-8464

621 NW 53rd St., Suite 240
Boca Raton, FL 33487
(561) 995-1409

Supplementary Information
Round 1 USA, Inc.
Annual Audited Report
December 31, 2001

SEC File Number: 8-52294

No material differences existed in the reconciliation of the computation of Net Capital from our Audited Report for the year ended December 31, 2001 and the Broker Dealer's corresponding Unaudited Part II of Net Capital (SEC Rule 17a-5(D)(4).

At December 31, 2001 no material inadequacies were found to exist.

Michel E. Safris, CPA
Monday, July 29, 2002

July 11, 2002

NASD

SEC MAIL PROCESSING
RECEIVED
AUG 0 5 2002
WASH. D.C. SECTION

Jordan L. Loewer
Round 1 USA, Inc.
215 Summit Road
Walnut Creek, California 94598

Dear Mr. Loewer:

This acknowledges receipt of your December 31, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Statement that no material differences existed in the reconciliation of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA (SEC Rule 17a-5(d)(4).
2. A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit or if none existed, a statement so stating (SEC Rule 17a-5(j).

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled *SEC Rules and Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately, but in no event later than August 1, 2002, send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page.

Please attend to this matter promptly. If you have any questions, please contact me at (415) 882-1216.

Sincerely,

AVCabrera

Angelita "Neneng" Cabrera
Field Supervisor

AC:ra

Enclosure

cc: Chief Examiner, Securities and Exchange Commission
Los Angeles Regional Office

Schonbraun, Safris, McCann & Berkitsky & Co. LLC, Certified Public Accountant

San Francisco District Office
525 Market Street
Suite 300
San Francisco, CA
94105-2711

tel 415 882 1200
fax 415 546 6991
www.nasd.com